Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Pursuant to Law 6.404 of December 15, 1976 (“Corporate Law”)  and the applicable regulations of the Brazilian Securities and Exchange Commission (“CVM”), ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) hereby inform their shareholders and the market in general that they are to terminate their partnership with LOJAS AMERICANAS S.A. (“LASA”), celebrated in 2005, for the exclusive offering, distribution and commercialization through FAI – Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”) of financial, insurance and pension products and services (“Financial Products and Services”) to the customers of LASA and its affiliates.

As a consequence of the aforementioned termination, Itaú Unibanco and LASA have today signed, a purchase agreement and other covenants under which LASA has agreed to (i) sell the total stake in the capital stock of FAI to Itaú Unibanco for the approximate amount of R$ 83 million; and to (ii) acquire the operating right held by FAI with respect to the exclusive offering, distribution and commercialization of the Financial Products and Services through the distribution channels of  LASA and/or its affiliates for the approximate amount of R$ 112 million.

The conclusion of the operation is subject to the necessary approval of the Central Bank of Brazil. Following the conclusion of the operation, the parties have undertaken to respect a transitional period in order to permit the gradual completion of all operations conducted through the partnership.

This operation is not expected to have any significant accounting impact on the results of Itaú Unibanco for this fiscal year.

São Paulo (SP), August 09, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer